UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5553

DIVISION OF
CORPORATION FINANCE

06031212

RECD S.E.C.
APR 10 2006
1088

April 6, 2006

B. Seth Bryant
Adorno & Yoss, LLP
80 Broad Street
32nd Floor
New York, NY 10004

Act: 1934
Section:
Rule: 14A-8
Public Availability: 4/6/2006

Re: HealthSouth Corporation
Incoming letter dated March 30, 2006

Dear Mr. Bryant:

This is in response to your letter dated March 30, 2006 concerning the shareholder proposal submitted to HealthSouth by Richard M. Scrushy. On March 28, 2006, we issued our response expressing our informal view that HealthSouth could exclude the proposal from its proxy materials for its upcoming annual meeting in reliance on rule 14a-8(c). You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAY 0 1 2006
THOMSON
FINANCIAL

cc: Robert Pincus
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899-0636

ADORNO & YOSS, LLP.
ATTORNEYS AT LAW

80 BROAD STREET
32ND FLOOR
NEW YORK, NEW YORK 10004

TELEPHONE 212.809.5700
FACSIMILE 212.809.5701
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ATLANTA, GA
BOCA RATON, FL
DALLAS, TX
DELRAY BEACH, FL
FORT LAUDERDALE, FL
IRVINE, CA
LOS ANGELES, CA

MIAMI, FL
NEW YORK, NY
TALLAHASSEE, FL
WASHINGTON, D.C.
WAYNE, NJ
WEST PALM BEACH, FL

PLEASE REPLY TO:
B. SETH BRYANT
212-809-5700 X 203

March 30, 2006

BY FACSIMILE AND OVERNIGHT COURIER

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**Re: Response to SEC No Action Relief – HealthSouth Corporation
Omission of Stockholder Proposal Pursuant to Rule 14a-8(c)**

Ladies and Gentlemen:

I am writing on behalf of my client, Richard M. Scrushy. Enclosed please find six copies of our letter (and prior correspondence) relating to our request for further consideration in connection with the No Action relief granted to HealthSouth Corporation by the letter from the Office of the Chief Counsel of the Securities and Exchange Commission, dated March 28, 2006.

If you require any further information or have any questions, please contact me at 212-809-5700.

Yours truly,

B. Seth Bryant

* A New York Limited Partnership with affiliates in the cities indicated above.

ADORNO & YOSS, LLP.

ATTORNEYS AT LAW

ATLANTA, GA
BOCA RATON, FL
DALLAS, TX
DELRAY BEACH, FL
FORT LAUDERDALE, FL
IRVINE, CA
LOS ANGELES, CA

80 BROAD STREET
32ND FLOOR
NEW YORK, NEW YORK 10004

TELEPHONE 212.809.5700
FACSIMILE 212.809.5701
WEBSITE: HTTP://WWW.ADORNO.COM

PLEASE REPLY TO:
B. SETH BRYANT
212-809-5700 x 203

MIAMI, FL
NEW YORK, NY
TALLAHASSEE, FL
WASHINGTON, D.C.
WAYNE, NJ
WEST PALM BEACH, FL

March 30, 2006

BY FACSIMILE AND OVERNIGHT COURIER

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Response to SEC No Action Relief – HealthSouth Corporation Omission of Stockholder Proposal Pursuant to Rule 14a-8(c)

Ladies and Gentlemen:

I am writing on behalf of my client, Richard M. Scrushy, who is a significant stockholder of HealthSouth Corporation ("HealthSouth"). Reference is made to the letter of Mark F. Vilardo, Special Counsel, Office of the Chief Counsel of the Securities and Exchange Commission (the "Commission"), dated March 28, 2006, to HealthSouth regarding the letter of Robert B. Pincus, Esq., HealthSouth's counsel, dated January 27, 2006. The purpose of that letter was to oppose the stockholder proposal submitted by us on December 23, 2005 (the "Initial Proposal") and the revised proposal (the "Revised Proposal") submitted by us on January 20, 2006. For the reasons set forth below, I respectfully request that the staff of the Commission consider the Revised Proposal for inclusion in HealthSouth's 2006 proxy materials.

I am hereby submitting six copies of this letter for the Commission's convenience. In addition, I also attach the prior correspondence relating to these matters.

Mr. Vilardo's letter states that the staff of the Commission concurs with HealthSouth's determination that the Initial Proposal may be excluded for the grounds articulated in the January 27th letter of HealthSouth's counsel. Mr. Vilardo goes on to state that the Commission <u>has not considered</u> the Revised Proposal because the staff deemed it to be "merely conditional." I humbly ask the following questions: upon the Commission's concurrence with HealthSouth's determination that the Initial Proposal could be excluded from the 2006 proxy materials, weren't the conditions of the prior request to include the Revised Proposal met? Shouldn't the Commission have addressed the Revised Proposal in light of the facts and arguments before it?

In my letter of January 20, 2006 to HealthSouth, I requested that the company include the Revised Proposal in the 2006 proxy materials if (i) it declined to include the Initial Proposal and (ii) the Commission concurred with the company's view that the Initial Proposal may be excluded. I copied Mr. Vilardo on my January 20, 2006 letter with the intention of giving the Commission the benefit of our full arguments with respect to the Initial Proposal and the Revised Proposal. In his letter of January 27, 2006, Mr. Pincus discussed the Revised Proposal, including HealthSouth's decision to exclude it and his arguments justifying exclusion. None of his arguments related to the concept that the Revised Proposal was "merely conditional".

In *The Boeing Company* (1999 WL 105014 (S.E.C. No - Action Letter)), the Commission declined to give No-Action Relief to an issuer in connection with a revised proposal. Similar to the matter at hand, in *Boeing*, the issuer sent the proponent a response letter indicating that the proponent's initial submission impermissibly included multiple proposals. The proponent revised the proposal and resubmitted it. The revised proposal included a footnote reserving the right to resubmit a deleted proposal. The issuer never accepted that proposal and sought no-action relief regarding it. The Commission considered the revised proposal and made its determination based on the revised proposal.[1]

---

[1] Admittedly, the guidance in Section E Question 2 in Division of Corporate Finance: Staff Legal Bulletin 14 ("SAB 14") would give an issuer a different result than was found in Boeing. Question 2 states as follows:

> **"2. If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?**
>
> No, but it *may* accept the shareholder's revisions. If the changes are such that the revised proposal is actually a different proposal from the original, the revised proposal could be subject to exclusion under
>
> - rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting; and
> - rule 14a-8(e), which imposes a deadline for submitting shareholder proposals."

Notwithstanding SAB 14, I would argue (and HealthSouth's own statement (p. 4, letter of January 27, 2006) would support the idea that the Revised Proposal is not a different proposal. It obviously consists of a "melding together of" the elements of one unitary proposal – empowering stockholders to add directors of their own choosing to the HealthSouth Board.

Given that both sides have considered the Revised Proposal, I respectfully request that the Commission make a determination regarding the Revised Proposal based on the full record before it, specifically my arguments in my letter of January 20, 2006.

If you require any further information or have any questions, please contact me at 212-809-5700.

Yours truly,

B. Seth Bryant

cc: Mr. Richard M. Scrushy
Mr. Gregory L. Doody, Secretary and General Counsel, HealthSouth Corporation
Mr. Robert B. Pincus, Partner, Skadden, Arps, Slate Meagher & Flom LLP
Mr. William L. Tolbert, Jenner & Block

Enclosures

March 28, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: HealthSouth Corporation
Incoming Letter dated January 27, 2006

The proposal would amend the by-laws to require that shareholders holding a majority of voting shares may change the number of directors constituting the whole board of directors and may fill any vacancy in the board of directors.

There appears to be some basis for your view that HealthSouth may exclude the proposal under rule 14a-8(c). In this regard, we note that, because the revised proposal submitted with the proponent's January 20, 2006 letter was merely conditional, we have not considered the revised proposal in reaching our position. Accordingly, we will not recommend enforcement action to the Commission if HealthSouth omits the proposal from its proxy materials in reliance on rule 14a-8(c). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which HealthSouth relies.

Sincerely,

Mark F. Vilardo
Special Counsel

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
ONE RODNEY SQUARE
P.O. BOX 636
WILMINGTON, DELAWARE 19899-0636

(302) 651-3000
FAX: (302) 651-3001
http://www.skadden.com

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January 27, 2006

BY FACSIMILE AND HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: HealthSouth Corporation -- Omission of Stockholder Proposals Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, HealthSouth Corporation (the "Company"), enclosed for the courtesy of the Staff are six copies of (i) a stockholder proposal letter dated as of December 23, 2005; (ii) a stockholder proposal letter dated as of January 20, 2006 and (iii) the Company's No-Action Request Letter, which includes as Exhibit A thereto a response letter of the Company to counsel for the stockholder, dated as of January 5, 2006.

Please contact the undersigned at 302-651-3090 should you require further information or have any questions.

Very truly yours,

Robert B. Pincus /M.O./

Robert B. Pincus

Enclosures

cc: Gregory L. Doody, Esq.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
ONE RODNEY SQUARE
P.O. BOX 636
WILMINGTON, DELAWARE 19899-0636

(302) 651-3000
FAX: (302) 651-3001
http://www.skadden.com

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
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WASHINGTON, D.C.
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FRANKFURT
HONG KONG
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MOSCOW
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PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

January 27, 2006

14a-8(c), 14a-8(i)(3) and 14a-8(i)(8)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: HealthSouth Corporation -- Omission of Stockholder Proposals Pursuant to Rule 14a-8

Dear Sir or Madam:

I am writing on behalf of our client, HealthSouth Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the multiple stockholder proposals submitted on December 23, 2005 (the "December Proposals") and January 20, 2006 (the "January Proposal" together with the December Proposals, the "Proposals") by B. Seth Bryant on behalf of Richard M. Scrushy (the "Proponent"), may properly be omitted from the Company's 2006 proxy materials (the "2006 Proxy Materials"), in connection with its 2006 annual meeting of stockholders scheduled to be held on May 18, 2006 (the "2006 Annual Meeting").

Pursuant to Rule 14-8(j)(2), I am enclosing six copies of (i) this letter and (ii) the Proposal Letters (as defined below), including the Proposals. In accordance with Rule 14a-8(j), a copy of this submission is being sent to the Proponent.

I. Background of the Proposals

As provided in the Company's proxy materials (the "2005 Proxy Materials") prepared in connection with its 2005 annual meeting held on December 29, 2005 (the "2005 Annual Meeting"), proposals that stockholders wished to have included in the Company's 2006 Proxy Materials were required to be submitted to the Company no later than the close of business on January 4, 2006. On December 23, 2005, the Company received a letter (the "December Proposal Letter") requesting that the December Proposals be included in the 2006 Proxy Materials in connection with the 2006 Annual Meeting. The December Proposals seek approval of two separate resolutions to amend two separate provisions of the Company's by-laws. The first proposed by-law amendment would allow stockholders to increase the size of the Board of Directors of the Company (the "Board"). The second proposed by-law amendment would allow stockholders to fill vacancies created by any increase in the size of the Board. In accordance with Rule 14a-8(f), the Company notified the Proponent by letter dated January 5, 2006, attached hereto as Exhibit A (the "Response Letter"), that Rule 14a-8(c) provides that a stockholder may not submit more than one proposal to a company for a particular stockholders' meeting and that the submission on behalf of the Proponent constituted two separate proposals to amend two separate provisions of the Company's by-laws. The Response Letter advised the Proponent to choose one of the two proposals to be the proposal he wished to submit and requested that the Proponent advise the Company of his choice within fourteen calendar days of receipt of the Response Letter.

Mr. Bryant responded to the Response Letter on behalf of the Proponent by letter dated January 20, 2006 (the "January Proposal Letter" together with the December Proposal Letter, the "Proposal Letters"), but failed to choose between the two Proposals submitted in the December Proposal Letter. Instead, the January Proposal Letter attempts to justify the submission of the two separate December Proposals, withdrawing neither. In addition, the Proponent submitted the January Proposal, a third proposal, purportedly as an alternative proposal "in the event that [the Company] does not reconsider its position" with respect to the first two proposals. The Proponent currently has three outstanding Proposals.

II. The Proposals

The December Proposals consists of two resolutions proposing two distinct amendments to the Company's by-laws. The first proposed by-law amendment would amend the provision of the by-laws relating to the *number of directors* serving on the Board by giving stockholders the power to increase the size of the Board. The second proposed by-law amendment would amend the provision of the Company's by-laws relating to *vacancies* on the Board by giving stockholders the power to fill director vacancies created by any increase in the size of the Board. The text of the resolutions contained in the December Proposal Letter is as follows:

"WHEREAS, Section 3.2 of the By-laws only empowers the Board to fix the size of the Board of Directors and to change the number of Directors constituting the whole Board of Directors.

WHEREAS, Section 3.7 of the By-laws only empowers the Board to fill vacancies resulting from newly created directorships.

WHEREAS, the stockholders desire to have the power to increase the size of the Board and to fill director vacancies created by any increase in the size of the Board.

WHEREAS, pursuant to Section 8.1 of the By-laws of the Corporation, the By-laws may be amended by holders of a majority of the shares of voting stock of the Corporation entitled to vote at a meeting of the stockholders.

THEREFORE, BE IT RESOLVED, that Section 3.2 of the By-laws be and the same hereby is amended to read in its entirety as follows:

> "Section 3.2. Number of Directors. The Board of Directors of the Corporation shall consist of one or more members. The exact number of Directors which shall constitute the whole Board of Directors shall be fixed from time to time by resolution adopted by a majority of the whole Board of Directors or by stockholders holding not less than a majority of the voting stock of the Corporation entitled to vote at a meeting of the stockholders. Either the Board of Directors may or the stockholders of the Corporation may, by resolution adopted by a majority of the whole Board of Directors or by resolution adopted by the holders of not less than a majority of the shares of stock entitled to vote at a meeting of the stockholders, as applicable, from time to time change the number of Directors constituting the whole Board of Directors. Notwithstanding the foregoing, the Board of Directors shall have no power to undo any such change enacted by the stockholders without first obtaining the consent of the holders of not less than a majority of the outstanding shares of stock entitled to vote at a meeting of the stockholders.

RESOLVED, FURTHER, that the first sentence of Section 3.7 of the By-laws be and the same hereby is amended to read in its entirety as follows:

> "Section 3.7. Vacancies. Vacancies in the Board of Directors and newly created Directorships resulting from any increase in the authorized number of Directors shall be filled by a majority of the Directors then in office, though less than a quorum, or by a sole remaining Director or by the holders of not less than a majority of the shares of stock entitled to vote at a meeting of the stockholders."

Although the January Proposal includes a single resolution, it too seeks to amend two separate and distinct by-laws. The January Proposal is simply a melding of the two December Proposals into a unitary resolution. The text of the resolutions contained in the January Proposal Letter is as follows:

> WHEREAS, the stockholders desire to have the power add directors of their own choosing to the Corporation's Board.
>
> WHEREAS, the stockholders desire to amend Section 3.2 of the By-laws to allow the stockholders to increase the size of the Board and to fill vacancies created by any increase in the size of the Board.
>
> THEREFORE, BE IT RESOLVED, that Section 3.2 of the By-laws be and the same hereby is amended to read in its entirety as follows:
>
> > "Section 3.2. Number of Directors. The Board of Directors of the Corporation shall consist of one or more members. The exact number of Directors which shall constitute the whole Board of Directors shall be fixed from time to time by resolution adopted by a majority of the whole Board of Directors or by stockholders holding not less than a majority of the voting stock of the Corporation entitled to vote at a meeting of the stockholders. Either the Board of Directors may or the stockholders of the Corporation may, by resolution adopted by a majority of the whole Board of Directors or by resolution adopted by the holders of not less than a majority of the shares of stock entitled to vote at a meeting of the stockholders, as applicable, from time to time change the number of Directors constituting the whole Board of Directors. In the event that the stockholders cause any such increase, notwithstanding Section 3.7 of the Bylaws, stockholders holding not less than a majority of the voting stock of the Corporation may by resolution name directors to fill any vacancy created by such action. Notwithstanding the foregoing, the Board of Directors shall have no power to undo

> any such change enacted by the stockholders without first obtaining the consent of the holders of not less than a majority of the outstanding shares of stock entitled to vote at a meeting of the stockholders."

III. Bases for Excluding the Proposals

A. The December Proposals May Be Excluded Pursuant to Rule 14a-8(c) Because the December Proposals Constitute Multiple Proposals

Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." The Staff has long recognized that a company may omit multiple proposals, even if couched as a single proposal which contains substantially distinct issues. However, if a stockholder submits multiple proposals, causing such submission to be procedurally deficient, Rule 14a-8(f) of the Act requires a company to notify the proposing stockholder of the deficiency within fourteen days of receipt of such proposal. Rule 14a-8(f) allows the stockholder fourteen-days from the time it receives a company notification to correct any such procedural deficiency by reducing the number of submitted proposals to one. Because (i) the Proponent's December Proposals constitute multiple proposals in violation of 14a-8(c), and were never remedied even after the Company provided the Proponent with the Response Letter requesting that such procedural deficiencies be corrected; (ii) the Proponent, without correcting the December Proposals, submitted his January Proposal, which effectively represents a third distinct proposal submitted by him, and; (iii) the Proponent's January Proposal in of itself constitutes multiples proposals in violation of 14a-8(c), the Company requests that the Staff concur in its view that all of the Proposals may properly be omitted from the 2006 Proxy Materials.

The Proponent's December Proposals constitute multiple proposals and therefore violate Rule 14a-8(c). The test for whether a proposal constitutes multiple proposals is whether the elements of the proposal relate to a single concept. *IGEN Int'l, Inc.* (July 3, 2000) (permitting the exclusion of a proposal that, among other things, would require the size of the issuer's board of directors to be increased to eight members, require monthly board meetings, and permit any stockholder owning five percent or more the company's outstanding stock to call a stockholder's meeting); *Fotoball, Inc.* (May 6, 1997) (permitting exclusion of proposals relating to a minimum share ownership of directors, form of director compensation, and business relationships between the issuer and its non-employee directors). Moreover, the Staff has consistently agreed that substantially distinct-items of business may not be considered a single proposal for purposes of Rule 14a-8(c), notwithstanding the fact that the distinct items of business may relate to the same general topic. *See Exxon Mobil Corp.* (March 19, 2002) (allowing exclusion of proposals regarding increasing the number of board nominees and qualifications for additional nominees); *Bob Evans Farms, Inc.* (May 31, 2001) (allowing exclusion of proposals to appoint a trustee to replace the current board and oversee the new board in exploring alternatives to enhance the value of the company); *Enova Corp.* (February 9, 1998) (allowing exclusion of a proposal to elect the entire board annually and require the appointment of an independent lead director because such proposal constituted multiple proposals); *Allstate Corp.* (January 29, 1997) (allowing exclusion of proposals to institute cumulative voting for directors and to avoid specified actions that could impair the effectiveness of cumulative voting). Those elements of a proposal that the Staff have deemed single, unifying concepts are, for example, the concept and goal of eliminating anti-takeover defenses or the goal of evening out compensation levels amongst employees. *See Computer Horizon Corp.* (April 1, 1993); *Lockheed Corp.* (Mar. 11, 1994) (proposal requesting suspension of management incentive compensation plan and reinstatement of employees at specified compensation levels constituted one proposal).

The Proponent's December Proposals do not incorporate a single uniform concept. The Proponent alleges that the "single concept" connecting the December Proposals is "to give stockholders the power to add directors of their choosing to the Board of [the Company]." That concept, however, is not analogous to those concepts found by the Staff to constitute one single, unified concept. The stated concept for the Proponent's December Proposals is too broad and too all-encompassing to be comparable to the distinct and succinct goal of eliminating anti-takeover defenses, for example. The Proponent could well achieve his goal of giving stockholders the power to add directors of their choosing with solely the proposal to allow stockholders to elect directors to fill vacancies.

As discussed above, upon receipt of the December Proposals, the Company notified the Proponent in its Response Letter that a stockholder may not submit more than one proposal to a company and that the December Proposals represented two separate proposals pursuant to which the Proponent proposed the amendment of two separate provisions of the Company's by-laws. The Response Letter advised the Proponent to choose one of the two Proposals to be the proposal he wished to submit to the Company, and requested that the Proponent advise the Company of his choice within fourteen calendar days. In Proponent's January Proposal Letter, Proponent not only failed to reduce the number of proposals as requested by the Company, but also added a *third*, alternative proposal, that he has requested the Company use if the Company and the Staff determine that the December Proposals are indeed separate and distinct. The Proponent's submission of the January Proposal as a purported alternate proposal did not correct the multiple proposal deficiency.

Because the Proponent has failed to make a timely choice between his two December Proposals and then added the January Proposal, the Company requests the Staff's concurrence that it may properly exclude all such Proposals from the 2006 Proxy Materials. The Staff has consistently permitted the exclusion of proposals where the proponent submits more than one proposal and fails to timely reduce the number of proposals to one at the issuer's request. *See, e.g., IGEN Int'l., Inc.* (July 3, 2000) (proposals may be omitted under Rule 14a-8(f) where stockholder submitted multiple proposals in violation of 14a-8(c) and did not cure the procedural deficiency within the period provided for by Rule 14a-8(f) after receiving specific notice thereof); *Enova Corp* (Feb. 9, 1998) (same); *BostonFed Bancorp, Inc.* (March 5, 2001) (same); *Niagara Mohawk Holdings, Inc. (Hartley)* (March 23, 2000) (same). Moreover, the January Proposal Letter not only failed to correct the procedural deficiency of the December Proposal Letter, but also served to submit an additional, alternate Proposal of the Proponent. Accordingly, the Company believes it may properly exclude *all three* of the Proposals in accordance with Rule 14a-8(c).

B. The January Proposal May Be Excluded As Untimely and, Pursuant to Rule 14a-8(c), Because the January Proposal Consists of Multiple Proposals

The Proponent's third proposal contained in the January Proposal Letter, sent to the Company on January 20, 2006, is also excludable as untimely. Rule 14a-8(e)(2) requires that stockholder proposals must be received at a company's principal executive offices not later than 120 calendar days before the date such company's proxy statement is released to stockholders in connection with the previous year's annual meeting. However, Rule 14a-8(e)(2) also provides that if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, the deadline for submission of proposals pursuant to Rule 14a-8 is a "reasonable time before the company begins to print and mail its proxy materials." In the Company's 2005 Proxy Materials disseminated to all stockholders, the Company notified stockholders that proposals submitted for inclusion in the 2006 Proxy Materials must be submitted by January 4, 2006. The Proponent, however, sent the January Proposal Letter containing his third Proposal to the Company on January 20, 2006, more than two weeks beyond the deadline for submission of stockholder proposals. The Staff has strictly construed the deadline for receipt of stockholder proposals under Rule 14a-8(e) and has consistently taken the position that untimely stockholder proposals may properly be excluded from a company's proxy materials under Rule 14a-8(e). *See e.g., KB Home* (January 10, 2006); *Commerce Energy Group, Inc.* (November 23, 2005); *Selectica, Inc.* (August 25, 2005); *and DirectTV Group, Inc.* (March 23, 2005). Therefore, the Company believes it may properly omit the Proponent's third Proposal from the Company's 2006 Proxy Materials because the Company did not receive the Proposal by the stated deadline.

The Proponent's third proposal contained in the January Proposal Letter also violates Rule 14a-8(c) because it contains multiple proposals. In situations where the proponent alleges to have reduced the number of proposals to one, but has essentially just condensed all separate proposals into one proposal, the Staff has permitted the exclusion of the "condensed" proposal. The Proponent has done just that. The Staff has concluded on numerous occasions that several unrelated proposals, when combined into one proposal, nevertheless constitute more than one proposal. *See Fotoball, Inc.* (May 6, 1997); *Edison Int'l* (January 22, 1997); *Doskocil Companies Inc.* (May 4, 1994); *Delta Air Lines, Inc.* (July 9, 1993). Pursuant to notification from the Company that the Proponent must limit his Proposals to one, the Proponent resubmitted his December Proposals as one "proposal" contained in the January Proposal. Given that the Proposals are unrelated and do not satisfy the criteria set forth by the Staff described above in order to be treated as one unified Proposal, the mere act of consolidating the December Proposals in creating a unitary January Proposal is not sufficient to remedy the multiple proposal defect of the December Proposals. *See, e.g., Compuware Corp.* (July 3, 2003) (finding exclusion of all proposals appropriate where the proponent submitted six separate and distinct proposals as only one resolution).

C. The January Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits the exclusion of a proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules." Rule 14a-4 of the proxy rules sets forth certain anti-bundling prohibitions which require that the form of proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." Rule 14a-4(a)(3). The Staff has permitted the exclusion of proposals bundled in violation of Rule 14a-4. *See e.g., Global Entertainment Holdings/Equities, Inc.* (July 18, 2003); *Exxon Mobil Corp.* (March 19, 2002).

The Proponent's January Proposal runs afoul of these anti-bundling requirements. By combining the two December Proposals into one Proposal in the form of the January Proposal, the Proponent fails to identify clearly each separate matter intended to be acted upon, in violation of Rule 14a-4(a)(3). Companies in a similar situation to the Company have noted that "[a] shareholder might wish to vote for one proposal, but not the other." *Centra Software, Inc.* (Mar. 31, 2003). Precisely the same could be said in this case. The provisions of the January Proposal that the Proponent believes are one Proposal are separate and distinct. A stockholder might wish to vote for one Proposal without being forced to vote for the other. That is, a stockholder could very well wish to permit stockholders to have the ability to fill vacant positions on the Board, but may not support an amendment permitting stockholders to effect an increase in the size of the Board. That stockholder's voting choices would be restricted by a combination of the two proposals. Accordingly, the Company believes the January Proposal may be excluded in accordance with Rule 14a-8(i)(3) because such Proposal violates the anti-bundling requirements of Rule 14a-4.

For the foregoing reasons, it is respectfully submitted that the January Proposal may be excluded from the Company's 2006 Proxy Materials pursuant to Rule 14a-8(i)(3) on grounds that they violate Rule 14a-4.

D. The Proposals May Be Excluded Pursuant to Rule 14a-8(i)(8) Because They Relate to the Election of Directors

In the event that the Staff fails to concur with the Company's foregoing procedural or substantive grounds for exclusion, the Company may still omit the Proposals for the following reasons under Rule 14a-8(i)(8).

Rule 14a-8(i)(8) allows a company to omit proposals "[i]f the proposal relates to an election for membership on the company's board of directors or analogous governing body." With regard to Rule 14a-8(i)(8), the Commission has stated that the "principal purpose of [subparagraph (i)(8)] is to make clear, with respect to corporate elections, that [r]ule 14a-8 is not the proper means for . . . *effecting reforms* in elections, since the proxy rules...are applicable thereto." SEC Release No. 34-12598 (July 7, 1976) (emphasis added). Accordingly, in a long line of "no action" letters, the Staff has consistently found that stockholder proposals may properly be excluded under Rule 14a-8(i)(8). *Eastman Kodak Co.* (February 28, 2003) (permitting exclusion of a proposal to amend the bylaws to require that the company include the name, along with certain disclosures and statements, of any person nominated for election to the board by a shareholder who beneficially owns 3% or more of the company's outstanding common stock); *BellSouth Corp.* (February 4, 1998) (arguing successfully that the proponent was "attempting to effect a 'reform' in [the company's] procedures for electing director's by shareholders and [that] the [p]roposal may therefore be omitted under Rule 14a-8(c)(8)); *see also, The Bank of New York Co., Inc.* (February 28, 2003); *AOL Time Warner Inc.* (February 28, 2003); and *Citigroup Inc.* (April 14, 2003). *See also Storage Technology Corp.* (March 22, 2002); *General Motors Corp.* (March 22, 2001); *Oxford Health Plans, Inc.* (February 23, 2000); *The Coca-Cola Co.* (January 24, 2000); *Citigroup Inc.* (January 21, 2000) and *Unocal Corp.* (February 8, 1991).

The Proponent's Proposals seek to "effect[] reforms in elections" where the proxy rules are otherwise applicable. The Proposals represent reforms that would permit the stockholders of the Company to nominate specific individuals to the Company's Board, which, as indicated above, the Staff has consistently indicated in "no action" letters is not a proper subject matter for a proposal under 14a-8(i)(8). If the Proponent would not be permitted to propose the nomination of director candidates through Rule 14a-8 *directly*, a mechanism by which stockholders would be permitted to do the same *indirectly* through Rule 14a-8 should not be permitted. The Proponent should not be permitted to circumvent the Staff's long-standing opposition under Rule 14a-8(i)(8) to proposals relating to the nomination of specific individuals for election as directors simply because the Proposals seek to accomplish the same end through a different means. Accordingly, such Proposals should be excluded as a violation of Rule 14a-8(i)(8).

For the foregoing reasons, it is respectfully submitted that the Proposals may be excluded from the Company's 2006 Proxy Material on the grounds that they relate to the election of directors in contravention of Rule 14a-8(i)(8).

IV. Conclusion

For the reasons set forth above, the Company respectfully requests that the Staff concur with the Company's view that the Proposals may be excluded from the 2006 Proxy Materials for the 2006 Annual Meeting. We would be happy to provide you with any additional information and answer any questions that you may have regarding the subject. Please do not hesitate to call me at (302) 651-3090, or Gregory L. Doody, the Company's Executive Vice President, General Counsel and Secretary, at (205) 967-7116, if we can be of any further assistance on this matter.

Very truly yours,

Robert B. Pincus /M.O./

Robert B. Pincus

cc: B. Seth Bryant, Adorno & Yoss, counsel to Richard M. Scrushy
Gregory L. Doody, HealthSouth Corporation
William L. Tolbert, Jenner & Block

Enclosures

EXHIBIT A

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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January 5, 2006

BY FEDERAL EXPRESS

B. Seth Bryant, Esquire
Adorno & Yoss, LLP
80 Broad Street
32nd Floor
New York, New York 10004

Re: Shareholder Proposals Submitted to HealthSouth Corporation on Behalf of Mr. Richard M. Scrushy

Dear Mr. Bryant:

On behalf of our client, HealthSouth Corporation, I am writing to you with respect to the shareholder proposals you recently submitted to the Company on behalf of Mr. Richard M. Scrushy for inclusion in the Company's 2006 proxy statement (the "Proposals") pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended.

I am writing to notify you that your submission on behalf of Mr. Scrushy appears to violate Rule 14a-8(c) (Question 3). Specifically, Rule 14a-8(c) provides that a shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting," yet your submission on behalf of Mr. Scrushy represents two separate proposals pursuant to which Mr. Scrushy proposes the amendment of two separate provisions of the Company's By-laws. As such, Mr. Scrushy's submission appears to violate Rule 14a-8(c). In order to comply with this rule, Mr. Scrushy will need to choose one of the Proposals to be the proposal he wishes to submit and provide the Company with written notice of such choice within fourteen calendar days of your receipt of this letter. Please direct any communication to HealthSouth Corporation, One HealthSouth Parkway, Birmingham, Alabama 35243, Attention: Secretary. If Mr. Scrushy fails to notify the Company of the single proposal he wishes to submit within the required fourteen calendar day period, the Company reserves the right to take further action to exclude one or both of the Proposals on the basis of his failure to comply with the aforementioned one proposal per shareholder rule.

Please be advised that this letter in no manner waives the Company's right, in the event it chooses to exercise this right, to take any and all actions available to it under Rule 14a-8, or otherwise, to cause either or both of the Proposals to be omitted from the 2006 proxy statement.

Sincerely,

Robert B. Pincus, Esq.

cc: Gregory L. Doody, Esq.

ADORNO & YOSS, LLP
ATTORNEYS AT LAW

ATLANTA, GA
BOCA RATON, FL
DALLAS, TX
DELRAY BEACH, FL
FORT LAUDERDALE, FL
IRVINE, CA
LOS ANGELES, CA

80 BROAD STREET
32ND FLOOR
NEW YORK, NEW YORK 10004

TELEPHONE 212.809.5700
FACSIMILE 212.809.5701
WEBSITE: HTTP://WWW.ADORNO.com

PLEASE REPLY TO:
B. SETH BRYANT
212-809-5700 X 203

MIAMI, FL
NEW YORK, NY
TALLAHASSEE, FL
WASHINGTON, D.C.
WAYNE, NJ
WEST PALM BEACH, FL

December 23, 2005

BY FACSIMILE AND OVERNIGHT COURIER

Mr. Gregory L. Doody
Secretary and General Counsel
HealthSouth Corporation
One HealthSouth Parkway
Birmingham, AL 35243

Re: HealthSouth Corporation Stockholder Proposal for 2006 Annual Meeting of Stockholders

Dear Mr. Doody:

Reference is made to the section entitled "*Stockholder Proposals For The Next Annual Meeting*" set forth in the definitive proxy statement on Schedule 14A of HealthSouth Corporation (the "Corporation") filed with the Securities and Exchange Commission on December 2, 2005. On behalf of Mr. Richard M. Scrushy, we hereby submit a stockholder proposal for inclusion in the Corporation's 2006 proxy materials. We make this submission pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Mr. Scrushy is eligible to make the proposal below pursuant to Rule 14a-8(b) of the Exchange Act. Mr. Scrushy has been a significant stockholder of the Corporation since 1984 and shall continue to own the requisite shares in the Corporation through the 2006 annual meeting of stockholders. To avoid confusion, we hereby rescind any previous stockholder proposal made by us on behalf of Mr. Scrushy.

Mr. Scrushy requests that the Board include the following proposal in the Corporation's next 2006 proxy statement for consideration and action by its stockholders at the 2006 annual meeting:

Mr. Gregory L. Doody
Secretary and General Counsel
HealthSouth Corporation
December 23, 2005
Page Two

Mr. Scrushy's Proposal

Amending the By-laws to Allow Stockholders to Set the Size of the Board and Fill Vacancies

"WHEREAS, Section 3.2 of the By-laws only empowers the Board to fix the size of the Board of Directors and to change the number of Directors constituting the whole Board of Directors.

WHEREAS, Section 3.7 of the By-laws only empowers the Board to fill vacancies resulting from newly created directorships.

WHEREAS, the stockholders desire to have the power to increase the size of the Board and to fill director vacancies created by any increase in the size of the Board.

WHEREAS, pursuant to Section 8.1 of the By-laws of the Corporation, the By-laws may be amended by holders of a majority of the shares of voting stock of the Corporation entitled to vote at a meeting of the stockholders.

THEREFORE, BE IT RESOLVED, that Section 3.2 of the By-laws be and the same hereby is amended to read in its entirety as follows:

> "Section 3.2. Number of Directors. The Board of Directors of the Corporation shall consist of one or more members. The exact number of Directors which shall constitute the whole Board of Directors shall be fixed from time to time by resolution adopted by a majority of the whole Board of Directors or by stockholders holding not less than a majority of the voting stock of the Corporation entitled to vote at a meeting of the stockholders. Either the Board of Directors may or the stockholders of the Corporation may, by resolution adopted by a majority of the whole Board of Directors or by resolution adopted by the holders of not less than a majority of the shares of stock entitled to vote at a meeting of the stockholders, as applicable, from time to time change the number of Directors constituting the whole Board of Directors. Notwithstanding the foregoing, the Board of Directors shall have no power to undo any such change enacted by the stockholders without first obtaining the consent of the holders of not less than a majority of the outstanding shares of stock entitled to vote at a meeting of the stockholders.

Mr. Gregory L. Doody
Secretary and General Counsel
HealthSouth Corporation
December 23, 2005
Page Three

RESOLVED, FURTHER, that the first sentence of Section 3.7 of the By-laws be and the same hereby is amended to read in its entirety as follows:

> "Section 3.7. Vacancies. Vacancies in the Board of Directors and newly created Directorships resulting from any increase in the authorized number of Directors shall be filled by a majority of the Directors then in office, though less than a quorum, or by a sole remaining Director or by the holders of not less than a majority of the shares of stock entitled to vote at a meeting of the stockholders."

* * * *

[End of Proposal]

If you or your counsel have any questions about the proposal, please do not hesitate to contact me at 212-809-5700x203. I would also like to discuss the status of the candidates proposed for nomination for the Board of the Corporation. Please advise me or have your counsel advise me on whether the Nominations Committee of the Corporation's Board has made any decisions with respect to those candidates.

On an unrelated note, please be advised that the Corporation's By-laws filed as an exhibit to the Corporation's 2003 Annual Report on Form 10-K are incomplete. The last page is missing.

Yours truly,

B. Seth Bryant

B. Seth Bryant

cc: Mr. Richard M. Scrushy
Mr. Robert B. Pincus, Partner, Skadden, Arps, Slate Meagher & Flom LLP

ADORNO & YOSS, LLP
ATTORNEYS AT LAW

50 BROAD STREET
32ND FLOOR
NEW YORK, NEW YORK 10004

TELEPHONE 212.809.6700
FACSIMILE 212.809.5701
WEBSITE: HTTP://WWW.ADORNO.COM

PLEASE REPLY TO:
B. SETH BRYANT
212-809-6700 X 203

ATLANTA, GA
BOCA RATON, FL
DALLAS, TX
DELRAY BEACH, FL
FORT LAUDERDALE, FL
IRVINE, CA
LOS ANGELES, CA

MIAMI, FL
NEW YORK, NY
TALLAHASSEE, FL
WASHINGTON, D.C.
WAYNE, NJ
WEST PALM BEACH, FL

January 20, 2006

BY FACSIMILE AND OVERNIGHT COURIER

Mr. Gregory L. Doody
Secretary and General Counsel
HealthSouth Corporation
One HealthSouth Parkway
Birmingham, AL 35243

Re: HealthSouth Corporation Stockholder Proposal for 2006 Annual Meeting of Stockholders

Dear Mr. Doody:

Reference is made to the letter sent by your counsel, Robert B. Pincus of Skadden, Arps, Slate, Meagher & Flom LLP, that we received on January 6, 2006. In the letter, Mr. Pincus states that the proposal (the "Proposal") that we submitted to HealthSouth Corporation ("HealthSouth") on behalf of Mr. Richard M. Scrushy appears to violate Rule 14a-8(c) (Question 3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For the reasons stated below, we disagree with Mr. Pincus's conclusion and respectfully ask HealthSouth to reconsider its position and include the Proposal in HealthSouth's materials for its 2006 Annual Meeting of Stockholders (the "2006 Meeting"). In the event that HealthSouth does not agree to include the Proposal as originally submitted (and if the Securities and Exchange Commission (the "Commission") concurs with HealthSouth's view that the Proposal is excludable pursuant to Rule 14a-8(c)), then in the alternative, we request that HealthSouth include Proposal II set forth in Section II of this letter, which leaves intact the substance of the Proposal, but includes a technical modification that may make its intent more clear to you and HealthSouth's stockholders.

Mr. Gregory L. Doody
Secretary and General Counsel
HealthSouth Corporation
January 20, 2006
Page Two

I. The Proposal is a Single Proposal with Two Elements

The purpose of the Proposal is to give stockholders holding not less than a majority of the voting stock of HealthSouth the right to add specific new directors to HealthSouth's Board. In order to achieve that goal, we employed two elements: amendments to HealthSouth's By-laws that will give stockholders the right to (i) increase the size of the Board to make room for new directors, and (ii) name directors to fill positions created by such increase. Currently, HealthSouth's By-laws only empower the Board to increase its size and to name directors to fill vacant positions. To avoid ambiguity and to create a self executing amendment,[1] we framed the Proposal to achieve Mr. Scrushy's intent in the quickest, least disruptive and most clear way manner.

SEC No-Action Letters on 14a-8(c)

In its No-Action letters dealing with Rule 14a-8(c) of the Exchange Act, the staff of the Commission has consistently found that one proposal consisting of multiple elements relating to a specific concept does not violate Rule 14a-8(c).[2] In each of the cited cases, the single proposal includes several elements that are either logically necessary for achieving the proposal or that are consistent with the goals of the proposal. In *Todd Shipyards*, the staff of the Commission declined to concur with the issuer's position that a proposal relating to a sale of the company was excludable pursuant to Rule 14a-8(c). The issuer argued that the elements of the proposal regarding (i) hiring an investment bank to consider alternatives, and (ii) establishing an independent committee

[1] Had we just proposed that the Board take action to achieve the purpose of the Proposal, assuming that the Proposal was approved by the stockholders, implementation might have been forestalled until possibly the next meeting of the stockholders. The Board would have had to then come up with language to make the change recommended by the stockholders and then further have the stockholders authorize the specific amendment.

[2] Please see SEC No-Action Letter, *Todd Shipyards Corporation*, dated August 13, 1992, 1992 SEC No-Act Lexis 876 ("Todd Shipyards"); SEC No-Action Letter, *Ferrofluidics Corporation*, dated September 18, 1992, 1992 SEC No-Act Lexis 932 ("Ferrofluidics"); SEC No-Action Letter, *Computer Horizons Corporation*, dated April 1, 1993, 1993 WL 101688 ("Computer Horizons"); SEC No-Action Letter, *Quality Systems, Inc.*, dated June 9, 1999, 1999 WL 376097 ("Quality Systems"); SEC No-Action Letter, *The Boeing Company*, dated February 23, 1999, 1999 WL 105014 ("Boeing"); SEC No-Action Letter, *AT&T Wireless Services, Inc.*, dated February 11, 2004, 2004 SEC No-Act LEXIS 290 ("AT&T Wireless"); SEC No-Action Letter, *American International Group, Inc.*, dated March 17, 2005, 2005 WL 850131 ("AIG");

of the Board to consider alternatives constituted two proposals. The staff of the Commission found that the proponent made one proposal with two "procedures" for its implementation. In *Todd Shipyards*, the elements of the proposal represented steps that were consistent with the overarching proposal. In *Ferrofluidics*, the issuer argued that the proposal, which related to controlling executive compensation, amounted to four separate proposals. The elements included compliance with specific actions such as (i) limiting the base compensation of executives, (ii) restricting loans to executives, (iii) limiting grants of warrants to executives, and (iv) repricing warrants or extending warrant expiration dates. The staff of the Commission declined to concur with the issuer's determination that the proposal constituted at least four separate proposals and therefore could be excluded. The Commission noted that the elements of the proposal all related to the concept of controlling executive compensation. In *Ferrofluidics*, the elements were consistent with the proposal and perhaps even logically necessary for its realization. In *Computer Horizons*, the issuer argued that the proposal to eliminate take-over defenses by, among other things, terminating or modifying the issuer's rights plan and golden parachutes, constituted four separate proposals. The staff of the Commission disagreed with the issuer's view that the proposal could be excluded and found that the elements of the proposal related to one concept. The elements of *Computer Horizons* were consistent with the overarching proposal and perhaps even logically necessary for its implementation. In *Quality Systems, Inc.*, the issuer argued that the proposal to increase the role of independent directors in the issuer's management by implementing an amendment to its by-laws with several components really constituted five separate proposals. The staff of the Commission declined to concur with the issuer's analysis of the proposal. In *Quality Systems*, the elements were consistent with the overarching proposal. In *Boeing*, the issuer argued that the proposal to "elect the entire board of directors each year with a limit on director service to 15 years . . . and to require that a majority vote of the outstanding shares be required to change the resolution,"[3] was excludable because it constituted three separate proposals. The issuer argued that the proposal lacked a unifying concept to tie the element into a single proposal. The staff of the Commission declined to concur with the issuer's conclusion and found that the proposal should not be omitted based on Rule 14a-8(c). While the rationale of the staff of the Commission is less clear in *Boeing*, we would speculate that the elements of the proposal were deemed to be consistent with the concept of reforming director succession requirements. In *AT&T Wireless*, the issuer argued that the proposal, which related to executive compensation, constituted two distinct proposals. The staff of the Commission declined to concur with the issuer's conclusion. In *AT&T Wireless*, the elements of the proposal were consistent with its overarching goal of reigning in

[3] 1999 WL 105014, page 2.

Mr. Gregory L. Doody
Secretary and General Counsel
HealthSouth Corporation
January 20, 2006
Page Four

executive compensation. In *AIG*, the issuer argued that the proposal to increase independent director influence amounted to two distinct proposals to (i) ensure that the Board's chairman was independent, and (ii) nominate independent directors to constitute two-thirds of the members of the Board. The staff of the Commission was unable to concur with the issuer's analysis and stated that it did not believe that AIG could omit the proposal in reliance on Rule 14a-8(c). In *AIG*, the elements of the proposal were consistent with the fundamental concept of director independence.

Like the proposals discussed above, the Proposal is a single concept with multiple elements. The single concept is to give stockholders the power to add directors of their choosing to the Board of HealthSouth. The elements are allowing stockholders to increase the size of the Board and to name directors to fill vacancies created by the increase. The two elements are consistent with the theme of the Proposal and essential to its fulfillment.

The No-Action Letter history clearly shows that Rule 14a-8(c) of the Exchange Act was not intended to prevent single proposals with multiple elements from being included in issuer proxy materials. Rule 14a-8(c) was intended and has been used to prevent proponents from burdening issuer's with multiple unrelated proposals. The staff of the Commission has often concurred with the issuer's view that a proponent's proposal that contains multiple, unconnected items is excludable pursuant to Rule 14a-8(c).[4] From a review of the cited No-Action letters, it is clear that no unifying components of the proposals existed or that aspects of the proposals were inconsistent with a general theme. These factors distinguish the Proposal from the cases where the staff of the Commission granted No-Action relief to issuers seeking to exclude multiple proposals.

II. Alternative Proposal II

In the event that HealthSouth does not reconsider its position (and, if the staff of the Commission concurs with Mr. Pincus's conclusions), please include the following proposal ("Proposal II") in HealthSouth's proxy materials for its 2006 Meeting.

---

[4] Please see SEC No-Action Letter, *Enova Corp.*, dated February 9, 1998, 1998 SEC No-Act LEXIS 169 ("Enova"); SEC No-Action Letter, *Centra Software, Inc.*, dated March 31, 2003, 2003 SEC No-Act LEXIS 491 ("Centra Software, Inc."); SEC No-Action Letter, *Ford Motor Company*, dated April 4, 2003, 2003 WL 1900795 ("Ford Motor Company"); and SEC No-Action Letter, *Compuware Corporation*, dated July 3, 2003, 2003 SEC No-Act LEXIS 604.

Mr. Gregory L. Doody
Secretary and General Counsel
HealthSouth Corporation
January 20, 2006
Page Five

The Proposal

Amending the By-laws to Allow Stockholders to Add New Directors to the Board

WHEREAS, the stockholders desire to have the power add directors of their own choosing to the Corporation's Board

WHEREAS, the stockholders desire to amend Section 3.2 of the By-laws to allow the stockholders to increase the size of the Board and to fill vacancies created by any increase in the size of the Board.

THEREFORE, BE IT RESOLVED, that Section 3.2 of the By-laws be and the same hereby is amended to read in its entirety as follows:

> "Section 3.2. Number of Directors. The Board of Directors of the Corporation shall consist of one or more members. The exact number of Directors which shall constitute the whole Board of Directors shall be fixed from time to time by resolution adopted by a majority of the whole Board of Directors or by stockholders holding not less than a majority of the voting stock of the Corporation entitled to vote at a meeting of the stockholders. Either the Board of Directors may or the stockholders of the Corporation may, by resolution adopted by a majority of the whole Board of Directors or by resolution adopted by the holders of not less than a majority of the shares of stock entitled to vote at a meeting of the stockholders, as applicable, from time to time change the number of Directors constituting the whole Board of Directors. In the event that the stockholders cause any such increase, notwithstanding Section 3.7 of the By-laws, stockholders holding not less than a majority of the voting stock of the Corporation may by resolution name directors to fill any vacancy created by such action. Notwithstanding the foregoing, the Board of Directors shall have no power to undo any such change enacted by the stockholders without first obtaining the consent of the holders of not less than a majority of the outstanding shares of stock entitled to vote at a meeting of the stockholders."

Supporting Statement

The purpose of this Proposal is to give the stockholders of HealthSouth Corporation the power to add directors of their own choosing to the Board of HealthSouth. At present, stockholders can only vote for directors at the annual meeting or at a special meeting called for that purpose. Stockholders should have the ability to add additional directors selected by the stockholders to serve on the HealthSouth Board and without director action. At present, only the Board has the power to increase the size of the Board and to fill Board vacancies created by an increase in the size of the Board. By voting "For" this Proposal, you will be voting for stockholder empowerment and streamlining the stockholders' ability to make meaningful and timely changes to the composition of the HealthSouth Board of Directors.

* * * *

[End of Proposal]

If you or your counsel have any questions about this letter, the Proposal, or Proposal II, please do not hesitate to contact me at 212-809-5700x203.

Yours truly,

B. Seth Bryant

cc: Mr. Richard M. Scrushy
Mr. Robert B. Pincus, Partner, Skadden, Arps, Slate Meagher & Flom LLP
Mr. Mark Vilardo, Office the Chief Counsel, Division of Corporation Finance, Securities and Exchange Commission
Mr. Eric Finseth, Office the Chief Counsel, Division of Corporation Finance, Securities and Exchange Commission